EXHIBIT 8.1

List of Subsidiaries

Subsidiary	Ownership Interest	Jurisdiction
Oniva Silver and Gold Mines S.A. de C.V.	100%	Mexico
Nueva Vizcaya Mining S.A. de C.V.	100%	Mexico
Promotora Avino, S.A. de C.V. ( Promotora )	79.09%	Mexico
Compa a Minera Mexicana de Avino, S.A. de C.V. ( Avino Mexico )	98.45% direct 1.22% indirect (Promotora) 99.67% effective	Mexico
Bralorne Gold Mines Ltd.*	100%	Canada

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* Sold to Talisker Resources Ltd. on December 13, 2019.